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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the use of our reports dated February 23, 2012 relating to the consolidated financial statements of Enerplus Corporation and subsidiaries and the effectiveness of Enerplus Corporation's internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Corporation for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2012

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  EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS